PUBLIC

[redacted]

14047761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68794

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Bridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Lexington Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith George (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Curcio, Wieselthier & Cohen, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, David M. Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Bridge Securities, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KYLE R. RAFFO
Notary Public, State of New York
Registration #01RA6287067
Qualified In New York County
Commission Expires August 5, 2017

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK BRIDGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Current Assets:	
Cash	$ 57,337
Prepaid Expenses	4,900
Total Assets	$ 62,237

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 10,000
Total Current Liabilities	10,000
Member's Equity:	
Member's Equity	52,237
Total Member's Equity	52,237
Total Liabilities and Member's Equity	$ 62,237

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

PARK BRIDGE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Park Bridge Securities LLC ("The Company") is a single member limited liability company established in March 2009, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On November 18, 2011, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Income Taxes

The Company, with the consent of its member, has elected to be treated as a disregarded entity for federal and state income tax purposes. As a result, the taxable income of the Company will be included in the income tax return of its member, in accordance with the provisions of the Internal Revenue Code. As such, there is no provision for income taxes.

The Company has adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2010.

D) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the SEC, the PCAOB and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F) Management Review

The Company has performed an evaluation of subsequent events through February 3, 2014, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2013.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a management agreement whereby the Company reimburses the related party for certain costs that are shared between the entities. These costs include the use of facilities, shared employees, and other operating expenses. The amount paid to the related party pursuant to the management agreement for the year ended December 31, 2013 totaled $214,254.

As of December 31, 2013, there were no amounts due to the related party.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2013 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2013, there were no uninsured amounts.